SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period January 28, 2003 to February 21, 2003

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____________]

SIGNATURES
Press Release

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release issued February 20, 2003 announcing Cash Distribution for March 15, 2003 and Updating Commodity Price Hedging Program.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

February 21, 2003	By:	“Gordon M. Anderson” Name: Gordon M. Anderson Title: Vice President